UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 08, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-190038) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110 AND 333-195098) AND FORM F-3 (333-195645) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Directorate Change  - dated 08 July 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 08, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 08, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

8 July 2015

BARCLAYS PLC

Antony Jenkins to leave Barclays
John McFarlane to become Executive Chairman

Barclays PLC and Barclays Bank PLC (Barclays) announce the departure of Antony Jenkins as Chief Executive and the appointment of John McFarlane as Executive Chairman pending the appointment of a new Chief Executive.  Subject to regulatory approval the change will come fully into effect on 17 July 2015 when John retires from FirstGroup.  A search for Mr Jenkins' successor is underway.  The interim results will be announced as planned on 29 July 2015.

The Non-Executive Directors led by Sir Michael Rake, Deputy Chairman and Senior Independent Director,  concluded that new leadership is required to accelerate the pace of execution going forward and that John McFarlane is ideally qualified in this respect until a permanent successor is appointed.  This development does not signal any major change in strategy.

The Board recognises the contribution made by Antony Jenkins as Chief Executive over the past three years in incredibly difficult circumstances for the Group, and is extremely grateful to him in bringing the company to a much stronger position.  The situation he inherited would have challenged anyone facing the same issues.  This continued a period of achievement as head of Barclaycard and our Retail and Business Banking businesses.

Members of the Group Executive Committee will now report to Mr McFarlane, who will work particularly closely with Tushar Morzaria, Group Finance Director.

Sir Michael Rake commented, "I reflected long and hard on the issue of Group leadership and discussed this with each of the Non-Executive Directors.  Notwithstanding Antony's significant achievements, it became clear to all of us that a new set of skills were required for the period ahead.  This does not take away from our appreciation of Antony's contribution at a critical time for the company."

Mr McFarlane said, "Whilst it is unfortunate that I have had little time to work with Antony, I respect and endorse the position of the Board in deciding that a change in leadership is required at this time.  I would add my personal thanks for everything that Antony has done for us.  He can be proud of his heritage, especially his excellent work on culture and values that we will continue.  I wish him well."

"Arriving at Barclays with a fresh perspective, it is evident that we have a standout brand with first-class retail, commercial and investment banking businesses.  Nevertheless, we are leaving value on the table and a new approach is required.  As a Group, if we aspire to bring shareholder returns forward, we need to be much more focused on what is attractive, what we are good at, and where we are good at it."

"We therefore need to improve revenue, costs and capital performance.  We also need to become more externally focused and deal with the internal bureaucracy by becoming leaner and more agile.  I have experienced good results in dealing with these matters elsewhere," he added.

Antony Jenkins said, "In the summer of 2012, I became Group Chief Executive at a particularly difficult time for Barclays.  It is easy to forget just how bad things were three years ago both for our industry and even more so for us.  I am very proud of the significant progress we have made since then.  Our capital position is much stronger, our business model is more balanced, we are much more disciplined on cost management, we have made good progress in rebuilding our reputation and we are seen as a leader in the application of technology to our business.  While the external environment has continued to be, and will remain, challenging the Group now has the resilience to overcome these challenges."

"Most of all, I am proud that we have defined our culture through a common set of values for the Group and that the progress we have made and the tough decisions we have needed to take have all been achieved by applying these values and by focusing on the needs of all our stakeholders."

"I want to thank the people of Barclays for their tireless efforts and support in achieving these results and for my own part I am looking forward to the professional opportunities that lie ahead."

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744

Finsbury
Conor McClafferty
07951 411 796

Notes:

Key Compensation arrangements for Antony Jenkins

The Barclays Board Remuneration Committee (the Committee) has determined that the following terms will relate to Mr Jenkins' departure as Barclays Chief Executive, which are consistent with the Directors' remuneration policy and Mr Jenkins' contract of employment.

Mr Jenkins is entitled to 12 months' notice from the Company under his contract of employment and will therefore continue to receive his current salary (£1,100,000 per annum), role based pay (delivered in Barclays shares) (£950,000 per annum), pension allowance (£363,000 per annum) and other benefits until 7 July 2016.

The Committee has determined that Mr Jenkins will remain eligible to be considered for a pro rated 2015 bonus for time in role as Group Chief Executive, subject to an assessment of the relevant performance measures relating to his 2015 bonus and the general discretion of the Committee.

Mr Jenkins will not be eligible to be considered for a 2016 incentive award or a 2016-18 LTIP award.

In accordance with the plan rules and as an eligible leaver, all outstanding deferred share awards will continue to be eligible for release at the original scheduled release dates.  Similarly, outstanding LTIP awards will be considered for release, subject to the applicable performance conditions and pro rated for time, on the scheduled release dates.  Deferred share awards and LTIP awards will remain subject to the relevant plan rules and terms of the awards, including additional holding periods following vesting, malus provisions and, where applicable, clawback.

Compensation arrangements for John McFarlane as Executive Chairman

As Chairman of Barclays, Mr McFarlane receives an annual fee of £800,000 (inclusive of the annual fee he would receive as a Non-Executive Director).  £100,000 of the annual fee as Chairman is delivered as Barclays' shares.  The Committee had proposed to Mr McFarlane that his annual fee should be increased in view of his additional responsibilities.  However, Mr McFarlane has indicated to the Committee that he does not wish his remuneration to be revised and his current fee arrangement will therefore continue while he serves as Executive Chairman.

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.  Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning.  Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact.  By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition.  In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions.  A number of these influences and factors are beyond the Group's control.  As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.  Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (2014 20-F), which are available on the SEC's website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events.  Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.